April 24, 2009

DIRECT DIAL: 212-451-2252
EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Mail Stop 3561
Attention:  Senior Assistant Director, Chief Accountant
Tia Jenkins

Re:	SP ACQUISITION HOLDINGS, INC.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 10, 2009
File No. 001-33711

Dear Ms. Jenkins:

On behalf of SP Acquisition Holdings, Inc. (the “Company”), transmitted herewith is the Company’s Form 10-K/A (Amendment No. 1) to the above-referenced filing (“Amendment No. 1”).  We acknowledge receipt of the comment letter of the Securities and Exchange Commission dated April 14, 2009 (the “Commission Letter”) with regard to the above-referenced filing.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 43

1.
We note that the report issued by your independent registered public accounting firm does not indicate the city and state where issued.  Please confirm that you received a signed audit report disclosing the city and state of where the report was issued prior to the filing of your Form 10-K.  In addition, please confirm in future filings you will comply with Article 2-02 of Regulation S-X or amend this Form 10-K to comply if it is incorporated by reference into any transactional filing.

April 24, 2009

The Company confirms that it has received a signed audit report disclosing the city and state of where the report was issued. Accordingly, Amendment No. 1 includes a report issued by the Company’s independent registered public accounting firm which indicates the city and state where the report was issued in accordance with Article 2-02 of Regulation S-X.

Section 302 Certifications

2.
We note that the head notes to paragraph 4 and paragraph 5 of your Section 302 certifications do not appear to address the “other certifying officers.”  Please confirm in future filings you will revise your certifications to comply with the guidance in Item 601 (31) of Regulation S-K or amend this Form 10-K to comply if it is incorporated by reference into any transaction filing.

Amendment No. 1 includes revised paragraph 4 and paragraph 5 to the Section 302 certifications which address the “other certifying officer.”

Other

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Commission Letter.

*******

We believe that Amendment No. 1 fully complies with all of the Staff’s comments.    After the Staff has reviewed Amendment No. 1, we would appreciate the Staff’s advice as to whether there are any additional comments.

Please direct any questions or comments concerning Amendment No. 1 or this response to the undersigned at 212-451-2252 or Steve Wolosky at 212-451-2333.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

Exhibit A

SP ACQUISITION HOLDINGS, INC.
590 Madison Avenue, 32nd Floor
New York, NY  10022

April 24, 2009

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
 Mail Stop 3561
Attention:  Senior Assistant Director, Chief Accountant, Tia Jenkins

Re:	SP Acquisition Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 10, 2009
File No. 001-33711

Dear Ms. Jenkins:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated April 14, 2009 (the “Commission Letter”) with regard to the above-referenced filing.  SP Acquisition Holdings, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SP ACQUISITION HOLDINGS, INC.

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Chairman of the Board of Directors, President and Chief Executive Officer